SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)*

                           ESPERION THERAPEUTICS INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001 PER SHARE
                           (Title of Class Securities)

                                   29664R 10 6
                                 (CUSIP Number)

                                December 31, 2000
           (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 29664R 10 6
--------------------------------------------------------------------------------
1)   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. Of Above  Persons (entities only).

                                  HEALTHCAP AB
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ...........................................................................
(b)  ...........................................................................
--------------------------------------------------------------------------------
3)   SEC Use Only...............................................................
--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                      KINGDOM OF SWEDEN
--------------------------------------------------------------------------------
Number of           (5)  Sole Voting Power                          2,544,804
Shares Bene-      --------------------------------------------------------------
ficially Owned      (6)  Shared Voting Power                            -0-
by Each           --------------------------------------------------------------
Reporting           (7)  Sole Dispositive Power                     2,544,804
Person            --------------------------------------------------------------
With                (8) Shared Dispositive Power                       -0-
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person   2,544,804
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions).........................................................
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                     9.9%
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

     ESPERION THERAPEUTICS INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

     3621 S. STATE STREET

Item 2(a) Name of Person Filing:

     HEALTHCAP AB

Item 2(b) Address of Principal Business Office or, if none, Residence:

     STUREGATAN 34, 114 36 STOCKHOLM, SWEDEN

Item 2(c) Citizenship:

     KINGDOM OF SWEDEN

Item 2(d) Title of Class of Securities

     COMMON STOCK, PAR VALUE $0.001 PER SHARE

Item 2(e) CUSIP Number:

     29664R 10 6

Item 3. If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     NOT APPLICABLE

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 2,544,804

     (b)  Percent of class: 9.9%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  2,544,804

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of: 2,544,804

          (iv)  Shared power to dispose or to direct the disposition of:  0


Item 5.   Ownership of Five Percent or Less of a Class

     NOT APPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

     NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group

     NOT APPLICABLE

Item 9.   Notice of Dissolution of the Group

     NOT APPLICABLE

Item 10.  Certifications

     NOT APPLICABLE


                                   SIGNATURES

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 13, 2001             HEALTHCAP AB

                                    By:  /s/ Magnus Persson
                                       ----------------------------------
                                       Name:   Magnus Persson
                                       Title:  Director

                                    By:  /s/ Staffan Lindstrand
                                       ----------------------------------
                                       Name:   Staffan Lindstrand
                                       Title:  Director